# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Concentra Group Holdings Parent, Inc., CIK 0002014596
CUSIP: 20603L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0001104659-25-020382
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Timothy F. Ryan, Concentra Group Holdings Parent, Inc., 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001, (972) 364-8000; Jonathan D. Stanley, Esq., Bass, Berry & Sims PLC, 21 Platform Way South, Suite 3500, Nashville, Tennessee (TN), 37203, (615) 742-6200

## Reporting persons
- ORTENZIO ROBERT A (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,433,794; shared voting power 2,734,428; sole dispositive power 5,433,794; shared dispositive power 2,734,428; aggregate amount beneficially owned 8,168,222 (6.4% of the class)
  Comment: See Item 13: Based on 128,170,202 shares of the Issuer's common stock outstanding as of October 31, 2025 as disclosed on Issuer's Quarterly Report on Form 10-Q for the three month period ended September 30, 2025, filed on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Concentra Group Holdings Parent, Inc.
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Comment:
This amendment No. 2 ("Amendment No. 2") to Schedule 13D is being filed on behalf of Robert A. Ortenzio relating to the common stock, par value $0.01 per share (the "Common Stock"), of Concentra Group Holdings Parent, Inc., a Delaware corporation. This Amendment No. 2 modifies the original Schedule 13D filed on December 3, 2024 (as amended and supplemented prior to the filing of this Amendment No. 2, the "Schedule 13D") by Robert A. Ortenzio, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended to add the following information: (i) on November 26, 2024, the Issuer granted the Reporting Person 12,992 shares of restricted Common Stock, of which (a) 6,496 shares of restricted Common Stock vest in equal annual installments over five years and (b) 6,496 shares of restricted Common Stock vest in full on November 26, 2025 and (ii) on November 4, 2025, the Issuer granted the Reporting Person 7,748 shares of restricted Common Stock, which vest in full on November 4, 2026. There was no consideration paid by the Reporting Person for such distributions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 8,168,222 shares of Company common stock. This aggregate represents approximately 6.4% of the shares of Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,433,794 shares of Company common stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,734,428 shares of the Company's common stock (including (i) 1,032,115 shares of Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, (ii) 1,023,455 shares of Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert Ortenzio, (iii) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, (iv) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio and (v) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."
Number of shares as to which each person has sole or shared power to vote or dispose:
Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 8,168,222 shares of Company common stock. This aggregate represents approximately 6.4% of the shares of Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,433,794 shares of Company common stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,734,428 shares of the Company's common stock (including (i) 1,032,115 shares of Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, (ii) 1,023,455 shares of Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert Ortenzio, (iii) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, (iv) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio and (v) 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."
Transactions in the class effected during the past sixty days:
Section (c) of Item 5 of the Schedule 13D is hereby amended to add the following information:

On November 25, 2025, the Reporting Person disposed of 100,000 shares of Company's common stock by gift. Except as described in this Amendment No. 2, the Reporting Person has not effected any other transactions with respect to the Common Stock in the last sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following information:

Entry into Rule 10b5-1 Trading Plan

On May 28, 2025, the Rocco A. Ortenzio Separate Descendants Trust FBO Robert Ortenzio (the "Rule 10b5-1 Party") entered into a Rule 10b5-1 trading plan (the "Rule 10b5-1 Plan") with UBS Financial Services Inc. ("UBS") that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. Under the Rule 10b5-1 Plan, (i) UBS, a broker-dealer, is authorized to sell, but not purchase, Common Stock on behalf of the Rule 10b5-1 Party, (ii) sales of Common Stock were not permitted until August 31, 2025 and (iii) no sales of Common Stock will be made under the Rule 10b5-1 Plan after August 31, 2026.

## Signatures
- ORTENZIO ROBERT A: /s/ Robert A. Ortenzio, Robert A. Ortenzio (11/26/2025)